

November 30, 2010

Antal Markus, Chief Executive Officer
A&J Venture Capital Group, Inc.
23890 Copper Hill Drive #206
Valencia, California 91354

      Re: A&J Venture Capital Group, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed November 19, 2010
              Current Report on Form 8-K/A
              Filed November 19, 2010
              File No. 333-146441

Dear Mr. Markus:

      We have reviewed the letter of your counsel dated November 19, 2010 in response to our letter dated November 5, 2010 and have limited our review of your revised filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment two in our letter dated November 5, 2010. Regardless of the stage of due diligence with respect to the proposed acquisition, it appears from your disclosure that the company is in a position to provide information required by Items 11, 13 and 14 of Schedule 14A. We also note that the purpose of filing the amended and restated certificate of incorporation is to position the company for the proposed acquisition and change in the company's business plan. Accordingly, we re-issue that comment.

2. We note your response to comment eight in our letter dated November 5, 2010. Your Form 8-K/A filed on November 19, 2010 states that Andi Klimm returned 18,000,000 shares of the company's common stock to the company, whereas your previously-filed Form 8-K states that Mr. Klimm transferred the 18,000,000 shares to Mr. Markus. Please explain the reasons behind the change in your reporting of this transaction and provide further details regarding the transaction including what consideration the company paid to Mr. Klimm in return for the shares. Further, we note that your Form 10-K for the Fiscal Year Ended June 30, 2010 states that Mr. Markus acquired 18,000,000 shares from Andreas Klimm in September 2010. Please

           revise your Form 10-K to provide the correct ownership information in light of your amended disclosure.

We note that the acknowledgements we requested were provided by counsel on behalf of the company. With your next response, please submit a separate letter on EDGAR from an authorized representative of the company with the requested acknowledgements.

Please contact Ramin M. Olson, Staff Attorney, at (202) 551-3331, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director